Filed Pursuant to Rule 253(g)(2)
File No. 024-10691

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

SUPPLEMENT NO. 1 DATED JUNE 28, 2019
TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC (the “Company”, “we”, “our” or “us”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 22, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Portfolio projection updates.

Asset Performance Projections

The following tables contain updated performance assumptions and projections for certain real estate equity assets held by us. This disclosure is in addition to previous disclosures made regarding such assets. The projected performance is based on the actual performance of each asset, as of May 31, 2019, plus the following forward-looking assumptions. All of the values in the tables below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Single Family Rental Portfolio Investment Assumptions

Asset Name	Number of Assets in Rental Portfolio	Projected Annual Returns	Total Projected Annual Price Appreciation	Target Leverage	Projected Expense Ratio
Los Angeles eFund Single Family Rental Portfolio	20*	6.4% - 12.9%	3.5% - 7.0%	50% - 55%	35.0% - 37.5%

*Assets included in the Los Angeles eFund Single Family Rental Portfolio included the following controlled subsidiaries:

Single-Family Home Rental Controlled Subsidiaries	Location	Date of Acquisition	Approximate Purchase Price	Asset Status
W48	Los Angeles, CA	8/9/17	$553,000	Leased
H412	Los Angeles, CA	8/18/17	$509,000	Leased
H41	Los Angeles, CA	6/22/17	$486,000	Leased

416	Los Angeles, CA	8/10/17	$485,000	Leased
413	Los Angeles, CA	9/12/17	$435,000	Leased
511	Los Angeles, CA	8/1/17	$435,000	Leased
291	Los Angeles, CA	12/13/17	$451,000	Leased
463	Los Angeles, CA	7/7/17	$532,000	Leased
J28	Los Angeles, CA	6/12/18	$717,000	Leased
L60	Los Angeles, CA	8/3/18	$794,000	Listed for Rent
S15	Los Angeles, CA	8/17/18	$716,000	Leased
L602	Los Angeles, CA	9/11/18	$952,000	Leased
E62	Los Angeles, CA	12/12/18	$512,000	Leased
W18	Los Angeles, CA	12/14/18	$512,000	Leased
E855	Los Angeles, CA	12/20/18	$415,000	Under Renovation
E42	Los Angeles, CA	2/14/19	$717,000	Leased
W41	Los Angeles, CA	1/11/19	$494,000	Leased
S41	Los Angeles, CA	1/31/19	$527,000	Under Renovation
G55	Los Angeles, CA	3/21/19*	$728,000	Leased
H30	Los Angeles, CA	2/22/19	$651,000	Leased

*Date of acquisition was incorrect in the original 1-U report filed with the SEC on April 22, 2019. The correct acquisition date for the “G55 Property” was 3/21/19.

Single family rental property purchase prices, acquisition and renovation costs to rent, and rental rates are empirically based on actuals, derived from the performance of subject property units that have been purchased and leased to date. Projection ranges are based on the range of inputs provided above, and assume minimum debt service coverage ratio (DSCR) of at least 1.20 with a 30-year amortization rate and an average vacancy rate of 4.5%, projected average annual rent growth of 3% per annum, and an approximate 10 year hold period. We anticipate operating expense ratios across the LA eFund Single Family Rental Portfolio range from 35.0% to 37.5%. We expect that this percentage will decrease as we increase the number of assets in our rental portfolio and achieve economies of scale. In the conservative “base-case” projection, average annual price appreciation rates are discounted by approximately half, lowering the annual growth rates by about 50% of the 19-year Los Angeles, CA metro-wide and neighborhood-specific appreciation rates according to NeighborhoodScout as of Q4 2018. The historical appreciation rates data from NeighborhoodScout is the latest neighborhood statistics available as of May 31, 2019 from several leading government sources, including the U.S. Bureau of the Census, the U.S. Department of Justice, the National Center for Education Statistics, and the U.S. Geological Service, among others. The high-end of the projections are derived portfolio assumptions of appreciation rates from NeighborhoodScout's historical appreciation rates for the Los Angeles, CA sub-markets where the properties are located. The projected return range is primarily driven by the ranges provided varying the annual property price growth, rent increases, leverage and interest rates, operating expense ratio, and hold period. However, there can be no assurance that any of the foregoing assumptions will prove to be accurate and are provided for informational purposes only.

Single Family Home Renovation and Sale Investment Assumptions

Asset Name	Projected Return on Investment	Total Projected Holding Costs	Projected Gross Exit Price
N/A*	N/A*	N/A*	N/A*

*There were no assets in the LA eFund Single Family Home Renovation and Sale portfolio as of May 31, 2019.